

January 9, 2014

<u>Via U.S. Mail</u>
Reinhold Mackenroth
Chief Executive Officer and
Chief Financial Officer
Enhance-Your-Reputation.com, Inc.
5175 Club Rd
Haverhill, Florida 33415

      Re: **Enhance-Your-Reputation.com, Inc.**
              Form 10-K for Fiscal Year Ended April 30, 2013
              Filed August 26, 2013
              Form 10-Q/A for Quarterly Period Ended October 31, 2013
              Filed December 27, 2013
              Form 10-Q for Quarterly Period Ended July 31, 2013
              Filed September 13, 2013
              File No. 333-174404

Dear Mr. Mackenroth:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended April 30, 2013</u>

<u>Item 9A. Controls and Procedures</u>

1. We note that you disclose a partial definition of disclosure controls and procedures. When you include a definition of disclosure controls and procedures, the entire definition in Exchange Act Rules 13a-15(e) or 15d-15(e) is required. Alternatively, you can simply reference the Rule 13a-15(e) without including the definition. Please revise your disclosure in future annual and quarterly reports accordingly.

Changes in Internal Control over Financial Reporting

2. Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred during the *last fiscal quarter* (rather than the period covered by the report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise future annual and quarterly reports accordingly.

Report of Independent Registered Public Accounting Firm

3. Please note that auditor association with amounts from inception included in annual financial statements is required as long as a registrant or its predecessor is in the development stage. As such, please have your auditor revise the introductory paragraph to state that it audited the statements of operations and cash flows for the period from March 11, 2011 to April 30, 2013 and the opinion paragraph to render an opinion on the statements of operations and cash flows for the period from March 11, 2011 to April 30, 2013.

Signatures

4. We note that the report has been duly signed on your behalf by your president. In future filings please also include the second signature block of Form 10-K and include the signature of Reinhold Mackenroth in his capacities as principal executive officer, principal financial officer, principal accounting officer and sole board member. Please refer to the signature blocks in Form 10-K and General Instruction D(2) of Form 10-K.

Form 10-Q/A for the Quarterly Period Ended October 31, 2013

Exhibit 31.1

5. The certification does not conform exactly to the certification in Item 601(b)(31) of Regulation S-K. In future filings please revise the certification to replace "small business issuer" with "registrant" in paragraphs 3, 4, 4(a) and 4(d).

6. In future filings please file exhibits separately rather than including the exhibits in the body of the report. Refer to Rule 102 of Regulation S-T.

Form 10-Q for the Quarterly Period Ended July 31, 2013

Exhibit 32

7. In future filings please provide a Section 906 certification signed by your Chief Financial Officer. Please refer to Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief